EXHIBIT21.1

List of Subsidiaries of Yubo International Biotech Limited

Legal Name of the Subsidiary	Jurisdiction

Platinum International Biotech Co., Ltd. Platinum International Biotech (Hong Kong) Limited Yubo International Biotech (Chengdu) Limited Yubo Global Biotechnology (Chengdu) Co., Ltd.	Cayman Islands Hong Kong China China